January 23, 2007


Via Facsimile 949-475-4756 and U.S. Mail

James J. Moloney
Gibson Dunn & Crutcher LLP
4 Park Plaza
Irvine, CA 92614-8557

Re:	Parlux Fragrances, Inc.
PRRN14A filed January 22, 2007
SEC File No. 0-15491

Dear Mr. Moloney:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the revised consent revocation statement listed above. Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

All defined terms used in this letter have the same meaning as in your revised materials, unless otherwise indicated. All page references refer to the courtesy copy of the consent revocation statement you provided supplementally. Note that you should comply with these comments, to the extent applicable, in any future soliciting materials.

General

1. Refer to comment 1 in our prior comment letter dated January
18,
2007. We note that you have made revisions in several places in the revised consent revocation statement in response to our prior comment; however, only on page 1 of the revised materials do you specifically note that Mr. Nussdorf and his nominees will have fiduciary duties to all Parlux shareholders if elected to the Board.
In other parts of the revocation statement, you refer generally to undefined "fiduciary duties imposed by Delaware law" without specifying to whom such duties would be owed. Please revise generally to substitute the more specific language used on current page 1, which makes clear the fiduciary duties to all shareholders that state law would impose were Mr. Nussdorf and his nominees elected to the Board.

Cover Page, page i

2. Refer to comment 5 in our prior comment letter. We were asking you to identify the participants in this revocation solicitation on the first page of the materials to be sent to shareholders (page i).
Please revise.

3. You refer to Mr. Nussdorf`s investment in the Company as "modest."
However, it appears that the value of the shares he holds in the Company is substantial (over $12 million based on recent share prices) and his investment in the Company appears to far exceed the total value of all shares held by current officers and directors of the Company. Where you describe his investment in the Company, quantify its value or otherwise clarify why you characterize it as "modest".

Nussdorf is attempting to take control of your Company without paying any control premium, page 1

4. Refer to comment 6 in our prior comment letter, and the revised disclosure on page i and 1 added in response to that comment. Your assertion that if Mr. Nussdorf makes an acquisition proposal to acquire the Company, it may not be feasible for the Board to create a special committee of independent directors "since all but one of Mr.
Nussdorf`s nominees are his business associates" is unclear. First, it appears that two of Mr. Nussdorf`s nominees (Messrs. Mitzman and
Neil Katz) have no current business relationship with him. As to nominee Joshua Angel, Nussdorf`s consent revocation statement quantifies the extent of the fees paid to Mr. Angel by Nussdorf. Finally, aren`t the Company`s nominees similarly business associates?
Without some substantiation that Mr. Nussdorf controls or is in an employer relationship with his nominees, we believe your characterization is unclear. Please revise generally to support and explain your characterization.

Nussdorf`s time and wealth are invested in entities whose interests are not necessarily aligned with those of Parlux and its stockholders, page 2

5. Here and in other places in the revocation statement, you refer to
QKD as a "direct competitor" of the Company, which you allege will place Mr. Nussdorf in a conflict of interest position if he is elected to the Company`s Board. In your response letter, and with a view to revised disclosure, tell us why you characterize QKD as a competitor of the Company.


Background of the Consent Revocation Statement, page 3

6. Refer to the new disclosure at the top of page 4 that you added in response to comment 11 in our prior letter. Although you state that the common stock buy-back program will not commence until after the record date for this consent solicitation, the possible effects of the buy-back on the consent solicitation have not been explained. For example, how will shares repurchased after January 17, 2007 be treated for purposes of giving or withholding of consents? Will they be considered outstanding for purposes of the majority approval needed to remove the existing Board members? How will the repurchases be effected (in open market purchases, privately negotiated transactions, etc)? How will the repurchases be financed? Please revise to address.

7. In new disclosure in the second to last sentence of this section, you state that on January 16, 2007, Mr. Nussdorf "sent a letter declining the Board invitation to make an acquisition proposal. To balance the disclosure about Mr. Nussdorf`s letter, revise to include his stated reasons for declining the Board`s invitation.

Participants in the Company`s Solicitation, page 6

8. Comment 12 in our prior comment letter is reissued. Please quantify the cash and other payments each Parlux affiliate will receive if Mr. Nussdorf`s solicitation is successful. In addition, your revised disclosure does not specify that such payments will be owed in the event Mr. Nussdorf is successful.

Professional Advisors, page 7

9. Refer to prior comment 14. We agree that the public relations firm you have engaged is not a participant under Instruction 3(b)(iii) to
Item 4 of Schedule 14A. However, Item 4(b)(3) requires disclosure of specified information as to persons and entities not themselves participants but "specially engaged" by participants to solicit. Please provide the requested disclosure as to the public relations firm.

Section 16(a) Beneficial Ownership Reporting Compliance, page 12

10. Item 405 of Regulation S-K asks you to disclose whether the enumerated Company affiliates have timely filed all reports required under Section 16(a) of the Exchange Act. Your disclosure here is not responsive because it indicates only that there are no unreported transactions, and does not state whether reports were timely filed.
Please revise.

Form of Consent Revocation

11. Rule 14a-4(b)(1) mandates that you must provide a box where shareholders can approve, disapprove or abstain with respect to the matters to be acted upon. You have not provided a means for shareholders to abstain, as required by this Rule. Please revise. In addition, revise the body of the consent revocation statement to describe the effect of an abstention.


Closing Comments

Please amend your proxy materials in response to these comments. You may wish to provide us with a black-lined copy of the revised consent revocation statement to expedite our review.
Furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amended filing, responses to our comments and any additional soliciting materials you may file. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions


James J. Moloney, Esq.
January 23, 2007
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE